[Letterhead of Mack-Cali Realty]

                                                                  December 18, 2007

Robert Telewicz

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:          Mack-Cali Realty Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed February 21, 2007

Form 10-Q for Quarterly Period Ended September 30, 2007

Filed November 1, 2007

File No. 001-13274

Dear Mr. Telewicz:

On behalf of Mack-Cali Realty Corporation (the “Company”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 (the “Form 10-Q,” and together with the Form 10-K, the “Reports”), File No. 001-13274, I respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 4, 2007 (the “Comment Letter”). For convenience of reference, your comments are recited in bold face type and each comment is followed by the related Company response thereto.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Reports.

Form 10-K for the year ended December 31, 2006

Item 2.  Properties, page 19

1.     It appears that your disclosure of “effective rent” represents a disclosure of a non-GAAP measure.  Explain to us how this measure, and your related disclosures comply with the requirements of item 10(e) of Regulation S-K.

Response:             The Company includes “effective rent” in its table of properties only as part of its computation of Average Effective Rent Per Square Foot.  As indicated in footnote (d) to the Company’s table of properties on page 28 of the 10-K, the Company defines effective rent as “[t]otal base rent for 2006 minus total 2006 amortization of tenant improvements, leasing commissions and other concessions and costs, determined in accordance with GAAP.”  Additionally, footnote (b) in the same table notes that total base rent for 2006 is determined in accordance with GAAP and footnote (f) defines Average Effective Rent per Square Foot as “Effective Rent for 2006 divided by net rentable square feet leased at December 31, 2006…”

In addition, the Company notes that it has included Average Effective Rent Per Square Foot, a disclosure required by Item 15(e) of Form S-11, in its annual reports in response to previous guidance from the Staff set forth in question 9 of the Staff’s comment letter to the Company dated September 28, 1995 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

Although the Company appreciates the Commission’s perspective regarding its inclusion of “effective rent” in its table of properties in the 10-K, the Company believes that the “effective rent” statistical measure is not a non-GAAP financial measure.  Specifically, we note that paragraph (4) of Item 10(e) of Regulation S-K states that: “non-GAAP financial measures exclude:

i.      Operating and other statistical measures; and

ii.     Ratios or statistical measures calculated using exclusively one or both of:

a.     Financial measures calculated in accordance with GAAP; and

b.     Operating measures or other measures that are not non-GAAP financial measures.”

The Company believes that its “effective rent” disclosure is a statistical measure calculated using exclusively the financial measures calculated in accordance with GAAP noted in footnote (d) to the Company’s table of properties on page 28 of the 10-K,  and therefore is not a non-GAAP financial measure pursuant to Item 10(e)(4)(ii)(a) of Regulation S-K.  Accordingly, the Company believes that it is not required to make the disclosures required by Item 10(e)(1) of Regulation S-K.

Financial Statements

Note 3.  Real Estate Transactions

Gale/Green Transactions, page 79

2.     Explain to us how you have complied with the disclosure requirements of paragraph 51 through 54 of SFAS 141 related to the Gale/Green transactions.  Specifically, explain to us why you have not provided the condensed balance sheet or pro forma information required by paragraphs 51(e) and 54 respectively.

Response:             The Company did not believe that the Gale/Green transactions were a material business combination under SFAS 141.  In arriving at this determination, the Company assessed the quantitative and qualitative effect of the Gale/Green transactions on the Company and its financial statements taken as a whole and noted, among other factors, that the Gale/Green transactions were completed in the ordinary course of the Company’s business and the total initial acquisition cost of approximately $245 million was substantially less than 10 percent of the consolidated total assets on the Company’s Consolidated Balance Sheet as of December 31, 2005, which was the most recent audited Consolidated Financial Statement date at the time of acquisition.  Further, the Gale/Green transactions did not exceed the reporting thresholds for a significant subsidiary under Rule 1-02(w) of Regulation S-X.

Because the Company concluded that the Gale/Green transactions were not a material business combination, it did not believe that compliance with the disclosure requirements of paragraphs 51 through 54 of SFAS 141 was required.  The disclosure of the Gale/Green transactions included in the 10-K reflects the Company’s policy of providing robust disclosure in regards to its transactions in its periodic reports.

3.     Tell us the percentage interest the Company acquired in Mack-Green-Gale LLC as a result of the Gale/Green transactions.  In addition, please explain to us whether you considered the joint venture to be a VIE in accordance with paragraph 5 of FIN 46(R).  In your response, explain to us how you considered the rights of related parties in determining whether the entity was a VIE and if applicable whether the company was the primary beneficiary.

Response:             The Company acquired an interest in Mack-Green-Gale LLC as part of the Gale/Green transactions which provide for the Company and SL Green to each have 50 percent voting rights regarding all major decisions involving the operations of Mack-Green-Gale LLC and overall general partner responsibilities in operating the OP LP.  Mack-Green-Gale LLC holds a 96 percent interest in and acts as general partner of Gale SLG NJ Operating Partnership, L.P. (the “OP LP”).  The OP LP owns 100 percent of the entities which own 25 office properties as well as a minor, non-controlling interest in four office properties.  The Mack-Green-Gale LLC operating agreement generally provides for profits and losses to be allocated as follows:

a.             99 percent of Mack-Green-Gale LLC’s share of the profits and losses from 10 specific OP LP Properties allocable to the Company and one percent allocable to SL Green;

b.             one percent of Mack-Green-Gale LLC’s share of the profits and losses from 8 specific OP LP Properties and its minor interest in 4 office properties allocable to the Company and 99 percent allocable to SL Green; and

c.             50 percent of all other profits and losses allocable to the Company and 50 percent allocable to SL Green.

The Company determined that Mack-Green-Gale LLC was not considered a VIE under paragraph 5 of FIN 46(R) for the following reasons:

a.             The equity holders have sufficient equity at risk. While equity holders are generally deemed to have insufficient equity at risk under FIN 46(R), paragraph 9, if that equity is less than 10 percent of total assets, the equity of the holders of Mack-Green-Gale LLC at risk is approximately 32 percent of the entity’s total assets, which the Company notes is also in excess of the 20 percent minimum down-payment requirement for sale recognition under FAS 66, paragraph 54; and Mack-Green-Gale LLC is not a high risk enterprise as it is focused on owning and operating generally well-leased suburban office properties located in stable, well-established markets familiar to the equity holders and are principally financed with non-recourse mortgage debt;

b.             The equity holders at risk make all significant decisions involving the operations of Mack-Green-Gale LLC and its responsibilities as the general partner of the OP LP, including without limitation approving budgets, major transactions, the admission of new partners or members, financings and business plans for Mack-Green-Gale LLC; and the equity holders as a group absorb substantially all expected losses and residual returns of the joint venture; and

c.             The Company determined that it had disproportionately few voting rights compared to its expected losses in Mack-Green-Gale LLC (evidenced by equal 50 percent voting rights shared by the Company and SL Green in Mack-Green-Gale LLC, with the Company estimated to absorb less than 60 percent of the expected losses of the venture). However, the Company also assessed that substantially all of the entities’ activities did not involve and were not conducted on behalf of the Company and noted that each of the equity holders of Mack-Green-Gale LLC are active participants in the commercial real estate market with business interests aligned with those of the venture, and the Company is estimated to absorb less than 60 percent of the expected losses.

In performing the analyses referred to above, the Company considered the rights of persons or entities who are or may be deemed related parties (i.e.

Mark Yeager, an executive officer of the Company) and how those rights, when combined with the rights and interests of the Company, impacted the amount or nature of the Company’s equity at risk, its voting rights regarding all major decisions involving the operations of Mack-Green-Gale LLC and its absorption of expected losses and residual returns from Mack-Green-Gale LLC.

Based on the analyses described above, the Company concluded that Mack-Green-Gale LLC did not meet the conditions for a VIE pursuant to FIN 46(R), paragraph 5, and has accounted for its investment in the joint venture under the equity method.

Form 10-Q for the quarterly period ended September 30, 2007

Financial Statements

Note 3.  Real Estate Transactions, page 14

4.     Explain to us how you have complied with the disclosure requirements of paragraph 51 through 54 of SFAS 141 related to the acquisition of 125 Broad Street.  Specifically, explain to us why you have not provided the condensed balance sheet or pro forma information required by paragraphs 51(e) and 54 respectively.

Response:             The Company did not believe that the acquisition of 125 Broad Street was a material business combination under SFAS 141.  In arriving at this determination, the Company assessed the quantitative and qualitative effect of the acquisition of 125 Broad Street on the Company and its financial statements taken as a whole and noted, among other factors, that the acquisition of 125 Broad Street was completed in the ordinary course of business and the total initial acquisition cost of approximately $274 million was substantially less than 10 percent of the consolidated total assets on the Company’s Consolidated Balance Sheet as of December 31, 2006, which was the most recent audited Consolidated Financial Statement date at the time of acquisition.   Further, the acquisition of 125 Broad Street did not exceed the reporting thresholds for a significant subsidiary under Rule 1-02(w) of Regulation S-X.

Because the Company concluded that the 125 Broad Street acquisition was not a material business combination, it did not believe that compliance with the disclosure requirements of paragraphs 51 through 54 of SFAS 141 was required.

On behalf of the Company, I hereby confirm that the Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•      Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 732-590-1000 or Blake Hornick at Seyfarth Shaw LLP at 212-218-3338.

Very truly yours,

/s/ Barry Lefkowitz
Barry Lefkowitz
Executive Vice President and
Chief Financial Officer
Mack-Cali Realty Corporation

cc:	Blake Hornick, Esq.
Seyfarth Shaw LLP
Fax: (917) 344-1203